PXP
Plains Exploration & Production Company
2013 Credit Suisse
Energy Summit
February 2013
Filed by Plains Exploration & Production Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Plains Exploration & Production Company
Commission File No.: 001-31470
Date: February 5, 2013

PXP
Plains Exploration & Production Company
Corporate Headquarters
Contacts
Plains Exploration & Production Company
700 Milam, Suite 3100
Houston, Texas 77002
Forward-Looking Statements
This presentation is not for reproduction or distribution to others without PXP’s consent.
Corporate Information
James C. Flores – Chairman, President & CEO
Winston M. Talbert – Exec. Vice President & CFO
Hance V. Myers, III – Vice President
Corporate Information Director
Joanna Pankey – Manager, Shareholder Services
Phone: 713-579-6000
Toll Free: 800-934-6083
Email: investor@pxp.com
Web Site: www.pxp.com
Except for the historical information contained herein, the matters discussed in this presentation are “forward-looking statements” as defined by the Securities and Exchange Commission.  These statements involve certain assumptions PXP made based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances.
The forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially.  These risks and uncertainties include, among other things, uncertainties inherent in the exploration for and development and production of oil and gas and in estimating reserves, the timing and closing of acquisitions and divestments, unexpected future capital expenditures, general economic conditions, oil and gas price volatility, the success of our risk management activities, competition, regulatory changes and other factors discussed in PXP’s filings with the SEC.
References to quantities of oil or natural gas may include amounts that the Company believes will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions.

PXP
Plains Exploration & Production Company
Asset Overview
Core Asset Areas
Madden
Haynesville
Gulf of Mexico
San Joaquin Valley
Arroyo Grande
Santa Maria Basin
Los Angeles Basin
Eagle Ford
California
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Eagle Ford
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Gulf of Mexico
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Madden
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Haynesville
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(1) Includes near-term PXP exploration.
482 MMBOE total resource potential
2,300+ future locations
Brent based pricing
200 BCFE total resource potential
30+ future locations
NYMEX pricing
5,475 BCFE total resource potential
11,000+ future locations
NYMEX Pricing
1,269 MMBOE total resource
potential
(1)
145+ future locations
LLS Pricing
172 MMBOE total resource potential
60,000 net acres
500+ future locations
LLS pricing

PXP
Plains Exploration & Production Company
Asset Intensity
Substantial Oil Exposure
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High Margins
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Durability
2P Reserves R/P 15 years
Total Resource R/P 48 years
Onshore Oil
Margin
12/31/2011
2P R/P
Resource
Potential R/P
Gross
Locations
Total Resource
Potential
California Brent Based Pricing 26 yr 38 yr 2,300+ 436 MMBOE
Eagle Ford LLS Pricing 7 yr 52 yr 500+ 172 MMBOE
Offshore Oil
California Brent Based Pricing 5 yr 14 yr 8+ 46 MMBOE
Gulf of Mexico LLS Pricing 10 yr 59 yr 145+ 1,269 MMBOE
Onshore Gas
Madden NYMEX 16 yr 20 yr 30+ 200 BCFE
Haynesville NYMEX 24 yr 75 yr 11,000+ 5,475 BCFE

PXP
Plains Exploration & Production Company
Leading Value Creating Characteristics
(1) Free cash flow, a non-GAAP measure, is defined as net cash provided by operating activities minus capital expenditures.
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Increasing Oil Production Per Share
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Strong Oil Growth Assets with Premium Pricing
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Higher-Margin Barrels Increasing Income from
Operations Per Share
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Increasing Cash Flow Growth Driving Improved
Free Cash Flow
(1)
Potential

PXP
Plains Exploration & Production Company
Production Target Profile
Haynesville/Madden
Haynesville/Madden
California
California
Eagle Ford
Eagle Ford
62% Increase in 2013 Production;
87% of the Increase is Oil
GOM
Risked
Exploration
Success
GOM-Acquired Assets
GOM-Acquired Assets
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350
400
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100
150
200
250
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400
2011 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E

PXP
Plains Exploration & Production Company
Deepwater Gulf of Mexico
East Breaks
Alaminos Canyon
Garden Banks
Keathley Canyon
Green Canyon
Walker Ridge Lund
Atwater Valley
Mississippi Canyon
Viosca
Knoll
Holstein
Horn Mountain
Marlin
Ram Powell
Diana
Hoover
PXP Operated
PXP Non-Op
Texas
Louisiana
Lucius
Phobos
Prospect
PXP Leases

FCX Transaction PXP Plains Exploration & Production Company

PXP
Plains Exploration & Production Company
Transaction Highlights
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Each PXP Share Receives .6531 Shares of FCX Common Stock and
$25 in Cash
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Creates a Premier U.S. Based Natural Resource Company
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Adds High Quality U.S. Oil & Gas Assets to World-Class Mining
Portfolio
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Asset Quality Consistent with Characteristics Sought in Mining
Business: Large, Long Life, Low Cost, Expandable
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Enhances Exploration Leverage with Significant Value Potential
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Complementary Commodity Exposure to Long-Term Global Growth
Trends
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Combined Asset Portfolio Expands Reinvestment Opportunities to
Drive Future Growth

PXP
Plains Exploration & Production Company
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed business combination transaction between PXP and FCX, FCX has filed with the SEC a registration statement on Form S-4 that contains a proxy statement/prospectus to be mailed to the PXP stockholders in connection with the proposed transaction. THE
REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT PXP, FCX,
THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors
and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the
SEC by PXP and FCX through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of PXP or FCX at the following:
PARTICIPANTS IN THE SOLICITATION
PXP and FCX, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of PXP is contained in the proxy statement/prospectus dated December 28, 2012, which is filed with the SEC. Information regarding FCX’s directors and executive officers is contained in FCX’s definitive proxy statement dated April 27, 2012, which is filed with the SEC.
Corporate Information
Plains Exploration & Production Company Freeport-McMoRan Copper & Gold Inc.
700 Milam, Suite 3100
Houston, TX 77002
Attention: Investor Relations
Phone: (713) 579-6000
Email: investor@pxp.com
333 N. Central Ave.
Phoenix, AZ 85004
Attention: Investor Relations
Phone: (602) 366-8400
Email: ir@fmi.com